OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CBL Worldwide II, Inc.

925 W. Baseline Rd.
Suite 105-229
Tempe, **AZ** 85283

www.cblhoopsusa.com



2000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 10,000* shares of common stock ($100,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of common stock ($10,000)

Company	CBL Worldwide II, Inc.
Corporate Address	925 W. Baseline Rd. Suite 105-229 Tempe, AZ 85283
Description of Business	Sports League
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5/share for the first 15 days of the campaign; $10/share thereafter
Minimum Investment Amount (per investor)	$100.00

As an incentive for our early investors for the first fifteen (15) days of this offering the shares will be discounted by 50%, or Five Dollars ($5) per share. Thereafter, the price will be Ten Dollars ($10.00) per share.

The investment levels and perks are as follows...

Level 1 - $100 - Free Agent Player Gift Cert. Membership

Level 2 - $200 - 3rd Rd Draft Gift Cert. Membership

Level 3 - $300 - 2nd Rd Draft Player Gift Cert. Membership

Level 4 - $500 - 1st Rd Draft Player Gift Cert. Membership

Level 5 - $700 - Free Agent Team Gift Cert. Membership

Level 6 - $2,500 - Community Owner Gift Certificate

Level 7 - $5,000 - Minority Owner Gift Certificate

Level 8 - $6,000 - Lifetime 1st Rd Draft Gift Cert. Membership

Level 9 - $10,000 - Majority Owner Gift Certificate

Level 10 - $60,000 - National Sponsor Package

Level 11 - $75,000 - CBL League Franchise

Level 12 - $100,000 - Co-Founder Status

All perks occur after the offering is completed. Membership Gift Certificates have no expiration date and they are transferable. Co-Founder Status is limited to 3 investors and based on approval of current Founder Jamar Johnson.

The 10% Bonus for StartEngine Shareholders

CBL Worldwide II, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

CBL WORLDWIDE II, INC. (www.cblhoopsusa.com)

A national membership-based basketball league company that serves the adult recreational and youth basketball training marketplace.

Location: Tempe, AZ USA Industry: Sports Founded: September 2008

Business Model: National league and tournament format with a cash prize incentive and youth basketball training service.

Problem: Every year 290,000 high school basketball players will graduate. 3.2% of those HS players will play in college. 4,500 college players will come out every year. 1.2% of them will get a shot at playing at the professional level. And it gets even harder if you try to make the leap from HS to the Pros. Only 0.03% of those players ever make it (Source: Collegesportsscholarships.com).

Solution: A league platform that has a national competition and an performance-based cash prize format. The CBL league is also able to tap into a participant's "aspirations." The CBL gives players the ability to re-ignite their careers and use the league platform to seek out recreational play, college scholarships, and professional contract opportunities. And it can make for a great business opportunity for a team owners.

Economic Model: The CBL revenue generators consist of player membership fees (45%), team ownership license fees (30%), corporate sponsorship (20%), and auxiliary products (5%). Current player customer acquisition cost is $43.14 with a player/customer lifetime value of $1,654.77.

Management: Our management team has 80+ years of combined expertise and venture related knowledge. The Founder (Jamar Johnson) brings over 30 years of experience in the basketball industry. The CBL will also be looking to add key staff members as the business permits.

Target Market/Size: The total global amateur basketball market is 450 million. United States total addressable market is 30 million. The CBL's total serviceable adult (ages 18 - 24) rec basketball market is 4.2 million and the total serviceable youth (ages 6 - 17) basketball training market is 16.6 million.

Customers - Current/Potential: 26,000+ national player database with over $675,000 in revenue since inception of the business.

Sales/Marketing Strategy: Our go-to-market is our membership-based league format and our sales strategy is direct B2C and B2B (corporate sponsorship) via traditional sales and social media. 95% of our sales transactions take place online.

Competitors: Direct - city recreational basketball leagues in every city throughout the United States.

Competitive Advantages: Our competitive advantage is our national league and tournament format with our performance-based cash prizes. Our player draft app makes our player database available to team owners nationwide, which will also us to continue to scale.

Liabilities and Litigation: The company has no liabilities or litigation issues or matters.

The team

Officers and directors

Jamar Johnson	Founder, CEO & Director

Jamar Johnson
Mr. Johnson has been the Founder, CEO, Sole Director and Chief Commissioner of CBL Worldwide since inception. He is responsible for providing leadership, direction, and control for all aspects of the company's operations. Mr. Johnson completed his undergraduate degree at the University of Nebraska in Human Resources and Family Science. Prior employment - May 1996 to 2008 President of SportsPro HR, Inc., Sept. 2006 to Jan. 2008 Compensation Analyst at Cox Communications, Jan. 2005 to Aug. 2006 Compensation Analyst at Insight Enterprises, 2003 to 2004 Compensation Analyst at West Corporation.

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The company is affected by changes in economic conditions.** Any change in general economic conditions resulting in decreased disposable income could adversely affect the Company. In any quarter, many factors can affect the Company's revenues. These factors include, but are not limited to, periods of economic slowdown, declining electricity prices, the effectiveness of the Company's marketing initiatives, labor disputes, and any change in general economic conditions.
- **We anticipate competition in the future that may enter the market with comparable technology and financial resources.** We will compete with locally established adult basketball leagues who currently have operations going in markets the CBL targets. Initially they have teams and players already participating in their leagues. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the adult basketball league brand developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **We depend on our key executives.** CBL Worldwide is dependent on the services of its key executive, Mr. Jamar Johnson, its CEO and its management team and third party strategic partners assembled. Our inability to replace them, in the event any leave, could affect our operations or financial position.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require a minimum of $500,000 for national expansion of the CBL Leagues. We believe that we will be able to finance the national expansion of the CBL Leagues through pre-payment for player memberships, team/league licenses, and national sponsorship. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Inflation.** Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. Projections, which are all short term, have not been adjusted with respect to inflation.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for our leagues services and products, people think its a better option than the competition and our league services and products are priced at a level that allows the company to make a profit and still attract business.
- **We may be unable to manage our growth effectively.** Our growth strategy places significant demands on our financial, operational and management resources. In order to continue our growth, we will need to add administrative and other staff personnel, and make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel on a timely basis, or expand our operations and systems to the extent, and in the time, required.
- **No commitment to purchase the stock.** The Stock is being offered on a "best efforts" basis by the Company. No commitment exists by anyone to purchase all or any portion of the Stock being offered, and there are no assurances that any or all of the Stock will be sold. Even if this offering is sold out in its entirety, there is no assurance that the proceeds will be adequate or that additional debt and/or equity financing will not be needed by the Company to finance its continuing operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jamar Johnson, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 900,000

  Common Stock

  The Company is authorized to issue up to 1,000,000 shares of common stock. There are a total of 900,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock, par value $10.00 per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of Preferred Stock and any additional classes of stock that we may designate in the future.

- Preferred Stock: 0

Preferred Stock

The Company is authorized to issue up to 400,000 shares of Preferred Stock. There are a total of 0 shares currently outstanding.

Rights and Preferences

As to the preferred stock of the corporation, the power to issue any shares of preferred stock of any class or any series of any class and designation, voting powers, preferences, and selective participating, optional or other rights, if any, or the qualifications, limitations, or restrictions thereof, shall be determined by the Board of Directors.

What it means to be a Minority Holder

As a minority holder of common stock, you will not have the ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2016 compared to year ended December 31, 2015

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Revenue for fiscal year 2016 was $125,710 a 31% increase compared to fiscal year 2015 revenue of $88,817. As a result of more focus on the U.S. player membership market, our higher-margin U.S. sales were up year over year. We believe that the increase in player membership sales resulted from us increasing our advertising spend nationally on social media in 2016. We believe that the U.S. is the most important market for us to demonstrate success with the CBL leagues. Going forward, the focus will remain on increasing our national player database and demand for our brand nationally.

Cost of goods sold

Cost of goods sold in 2016 was $3,555, which was a decreased of approximately 45%, from costs of $7,935 in fiscal year 2015. The reduction was largely due to an increase in membership "renewal" and online product sales and not new player or team membership sales, which require us to purchase vendor goods (i.e. uniforms, equipment, etc.) that drive our cost of goods sold. However, we do anticipate an increase in cost of goods sold due to new membership sales growth for future years going forward.

Expenses

The Company's total expenses of $102,142 in 2016 and $75,049 in 2015 consist of, among other things, marketing expenses, fees for professional services and court rental/office expenses with facilities. Our total expenses in 2016 increased $27,093 from 2015. Approximately $60,000 of this increase was due to salary and wages paid. We do anticipate our expenses to increase as we scale marketing, business operations, and staffing f to more locations across the country.

Gross margins

2016 gross profit increased by $41,273 over 2015 gross profit and gross margins as a percentage of revenues increased to 66% from 2015 to 2016. This increase of gross margins was due to an increase in high margin corporate sponsorship and league license sales. The net income result in 2016 was $8,632 and $3,848 in 2015.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $2.7 million (7 cities/1,568 player memberships), $3.2 million (9 cities/2,016 player memberships) and $3.8 million (11 cities/2,464 player memberships), respectively, and believes the company will generate positive net income every year.

Our projections are based on the expansion of our leagues to cities across the united states and the growth of our player membership within each new market we launch. Each market is projected to generate $350,000 to $700,000, unless we sell the rights of a market location to a licensee/franchisee.

In the case of a five year license/franchise sell, the CBL would be paid a $60,000 license/franchise fee upfront, with no royalty fees during the five year term. The license/franchise price is also subject to increase at any time.

The most important financial indicators are cash and bottom line. The Company will constantly monitor the flow of revenue to the company, the expense requirements to generate the revenue and the profit. Each market we scale to will have a ninety (90) day revenue window. Meaning, every new market should be profitable or at break-even by the 91st day of operation.

The more capital we raise, the more markets we will be able to open.

Liquidity and Capital Resources

The proceeds from this offering will increase our company's liquidity. At the launch of our crowdfund campaign the company had close to $10,000 in cash on hand.

The company currently has access to $50,000 in business credit lines and loans. The company also closed a $60,000 league license deal on December 29th, 2017 with a new sports facility that is being built in Katy, TX.

We plan to put funds raised in this crowdfund campaign to use in accordance with the withdrawal compliance guidelines. The funds raised will give us an operational run-rate of 12 to 36 months.

We believe the funds that are raised in this crowdfund campaign will allow us to expedite and scale our operations and sales revenue. However, receiving funds from the crowdfund campaign or any other funding efforts is not necessary for the viability of our business.

We also plan to consider raising additional funds in a Series A Round possibly 12 to 24 months after the close of our crowdfund round.

Indebtedness

The Company has no debt liabilities at this time.

Recent offerings of securities

None

Valuation

$9,000,000.00

To determine the company valuation, we used the Equidam platform valuation tools. Equidam.com provides online business valuation by using a methodology that includes 5 methods such as qualitative and financial data points. The data gathered includes market size, staff, competition, assumptions and projections along with industry valuation comparisons is how we came to our valuation.

USE OF PROCEEDS

	Offering Amount Sold (Min Raise)	Offering Amount Sold (Max Raise)
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
IT Infrastructure	$1,500	$15,000
Marketing & Promotions	$2,500	$25,000
Working Capital	$3,500	$35,000
Office Equipment/Rental	500	5,000
CBL Uniforms & Apparel	$1,900	$14,000

Total Use of Net Proceeds	$0	$1,580

We are seeking to raise a minimum of $10,000 and up to $100,000 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,000,000, we believe the amount will last us 24 to 36 months and allow for us to scale up to 25 markets across the United States.

Here is a detailed breakdown of how the funds will be used:

- IT Infrastructure - We will use funds to enhance our automation and complete our league app
- Marketing - We will use funds to market in our targeted locations on social media, TV, and radio and have promotional tournaments
- Working Capital - We will use funds for staff/contractors, and business training and/or seminar events
- Office Equipment & Rental - We will use funds to rent office space and purchase office equipment
- CBL Uniforms & Apparel - We will use funds to purchase our player uniforms and apparel gear for retail

Irregular Use of Proceeds

The Company may incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://www.cblhoopsusa.com/investorrelations. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CBL
Worldwide II, Inc.

[See attached]



CBL WORLDWIDE II, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

CEO Financial Certification Statement

I, Jamar Johnson (Print Name), the Founder & CEO (Principal Executive Officers) of CBL Worldwide II, Inc. (Company Name), hereby certify that the financial statements of CBL Worldwide II, Inc. (Company Name) and notes thereto for the periods ending December 31st, 2015 (first Fiscal Year End of Review) and December 31st, 2016 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $125,710; taxable income of $23,568 and total tax of $14,936.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 1st, 2017 (Date of Execution).

_______________ (Signature)

CEO, Founder, + Director (Title)

12/1/17 (Date)

CBL Worldwide II, Inc.
Index to Financial Statements
(unaudited)

CBL Worldwide II, Inc.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

CBL Worldwide

Balance Sheet Statement

Date: 12/1/2017

Assets		**2015**	**2016**
Current Assets			
	Cash	3,848	8,632
	Accounts receivable		
	Inventory		
	Prepaid expenses		
	Short-term investments		
	Total current assets	3,848	8,632
Fixed (Long-Term) Assets			
	Long-term investments		
	Property, plant, and equipment		
	(Less accumulated depreciation)		
	Intangible assets		
	Total fixed assets	-	-
Other Assets			
	Deferred income tax		
	Other		
	Total Other Assets	-	-
Total Assets		**3,848**	**8,632**

Liabilities and Owner's Equity			
Current Liabilities			
	Accounts payable		
	Short-term loans		
	Income taxes payable		
	Accrued salaries and wages		
	Unearned revenue		
	Current portion of long-term debt		
	Total current liabilities	-	-
Long-Term Liabilities			
	Long-term debt		
	Deferred income tax		
	Other		
	Total long-term liabilities	-	-
Owner's Equity			
	Owner's investment		
	Retained earnings	3,848	8,632
	Other		
	Total owner's equity	3,848	8,632
Total Liabilities and Owner's Equity		**3,848**	**8,632**

3

CBL Worldwide II, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

CBL Worldwide

Income Statement

For the Years Ending Dec 31, 2016 and Dec 31, 2015

Revenue	2015	2016
Sales revenue	88,817	125,710
(Less sales returns and allowances)		
Service revenue		
Interest revenue		
Other revenue		
Total Revenues	**88,817**	**125,710**
Expenses		
Advertising	7,650	8,895
Car/Vehicle	3,055	3,449
Postage & Delivery	321	598
Cost of goods sold	7,935	3,555
Depreciation	200	400
Employee benefits		
Furniture and equipment		
Insurance	846	1,427
Interest expense		
Meals & Entertainment	2,807	3,575
Office supplies	1,569	2,162
Payroll taxes		
Rent	11,420	12,968
Research and development		
Salaries and wages	30,000	60,000
Printing & Reproduction	355	612
Travel	4,950	549
Utilities	1,765	1,473
Web hosting and domains	2,175	2,380
Other		100
Total Expenses	**75,049**	**102,142**
Net Income Before Taxes	13,768	23,568
Income tax expense	9,920	14,936
Income from Continuing Operations	**3,848**	**8,632**
Below-the-Line Items		
Income from discontinued operations		
Effect of accounting changes		
Extraordinary items		
Net Income	**3,848**	**8,632**

CBL Worldwide II, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

The corporation shall have the authority to issue a total of one million (1,000,000) shares of common stock, par value of ten dollars ($10.00) each, and four hundred thousand (400,000) shares of preferred stock, par value of fifty dollars ($50.00) each. As of January 1st, 2018 the company had 900,000 shares of common stock issued and outstanding.

	Preferred Stock		Common stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2014	-	$ -	900,000	$ 10	$ -	$ (3,212)	$ (3,202.00)
Net income (loss)	-	-	-	-	-	(3,848)	(3,848)
Balance at December 31, 2015	-	$ -	900,000	$ 10	$ -	$ 3,848	$ (7,050)
Net income (loss)	-	-	-	-	-	(8,632)	(8,632)
Balance at December 31, 2016	-	$ -	900,000	$ 10	$ -	$ 8,632	$ (15,682)

CBL Worldwide II, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

CBL Worldwide

3-Year Cash Flow Statement

For the Year Ending	12/31/2014	12/31/2015	12/31/2016
Cash at Beginning of Year	1,191	3,212	3,848
Cash at End of Year	3,212	3,848	8,632

Operations	**2014**	**2015**	**2016**
Cash receipts from			
Customers	33,703	88,817	125,710
Other operations			
Cash paid for			
Inventory purchases			
General operating and administrative expenses	(8,253)	(45,049)	(42,142)
Wage expenses	(24,000)	(30,000)	(60,000)
Interest			
Income taxes			
Net Cash Flow from Operations	1,450	13,768	23,568
Investing Activities			
Cash receipts from			
Sale of property and equipment			
Collection of principal on loans			
Sale of investment securities			
Cash paid for			
Purchase of property and equipment			
Making loans to other entities			
Purchase of investment securities			
Net Cash Flow from Investing Activities	0	0	0
Financing Activities			
Cash receipts from			
Issuance of stock			
Borrowing			
Cash paid for			
Repurchase of stock (treasury stock)			
Repayment of loans			
Dividends			
Net Cash Flow from Financing Activities	0	0	0
Net Cash Flow	**1,450**	**13,768**	**23,568**

NOTE 1 – NATURE OF OPERATIONS

CBL Worldwide II, Inc. was formed on April 19th, 2011 ("Inception") in the State of Arizona. The financial statements of CBL Worldwide II, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tempe, AZ.

CBL Worldwide II, Inc. Briefly discuss the business: A national membership-based basketball league company that serves the adult recreational marketplace. **Problem:** Every year 290,000 high school basketball players will graduate. 3.2% of those HS players will play in college. 4,500 college players will come out every year. 1.2% of them will get a shot at playing at the professional level. And it gets even harder if you try to make the leap from HS to the Pros. Only 0.03% of those players ever make it (Source: Collegesportsscholarships.com). **Solution:** A league platform that has a national competition and an performance-based cash prize format. The CBL league is also able to tap into a participant's "aspirations." The CBL gives players the ability to re-ignite their careers and use the league platform to seek out recreational play, college scholarships, and professional contract opportunities. And it can make for a great business opportunity for a team owners.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from player membership fees, team/league licensing fees, corporate sponsorships, and auxiliary products such as books and apparel. Our prices are fixed and determinable and not subject to refund or adjustment; and collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt liabilities at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $10.00 and 400,000 shares of preferred stock with a par value of $50.00. As of January 1st, 2018 the company had 900,000 shares of common stock and 0 shares of preferred stock issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 1st, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

VIDEO 1:

Media File Name: CBL Exposure League Intro at https://vimeo.com/115407990

Media Duration: 3:32

WHAT IS THE CBL?

So I get asked a lot, you know, by a lot of different people, about what is the CBL Exposure League and they think that for the most part that it's just a basketball league. And that's not what I built. That's not what I created. And that's not what I was striving to create. And the thing that I want people to understand the most about the CBL Exposure League is that this is a platform.

We built this to serve 5 different entities which are players, individuals interested in coaching, people that are interested in being front office executive, those interested in sports entrepreneurship - we have a business opportunity available. And then, of course, we partner with local businesses to promote their product and services and we do that in communities all around the country.

WHAT MAKES THE CBL DIFFERENT FROM OTHER LEAGUES?

We have a very different business model. After just looking at the industry, and what some of my co-market was doing, we wanted to build more sustainable type of basketball league and then make it easier for teens to get in, for players to get involved and it's not just kind of run-of-the-mill thing where guys are trying out and teens paying all these money but not being able to stay on the team and they get cut or they get waived and sometimes it's not a matter of being good enough. So, we wanted to build our model totally different it was already out there in the marketplace. So, that's why we strive and went out to do.

HOW CAN YOU HELP SUPPORT THE CBL?

So, business support and community support is really important to our league and for our players and the thing that I want people to know and understand is that when you purchase a CBL ticket online - that creates an opportunity for our players, for a staff member, for somebody who is interested in being a coach someday, for someone who is an entrepreneur and who's involved with our team ownership program.

So you actually are creating a real opportunity and it is what we are trying to accomplish in communities across the country so we appreciate your support and we hope that you'll look at our league and really see what we're doing and the benefit that we provide to a community, not just to those who are interested in just playing basketball.

WHY SHOULD THE PLAYERS CHOOSE THE CBL?

If you're looking for an opportunity to play in a league. If you're looking for the things from the perspective of developing your career, continuing your career and seeking opportunities, this is the type of league that you wanna be involved in.

Every year, our teams, our players, we get more and more coming in to the league and this is getting more and more competitive so we feel like we offer the platform that players actually need: your stats, your film, and everything that colleges or professional basketball organizations are looking for -- that's what we are trying to provide to you as a player. As a coach, as a business owner, it's a little bit different but that's what we're trying to do for our players and coaches.

THE CBL EXPOSURE LEAGUE IS A PROFESSIONAL BASKETBALL LEAGUE FOR RECREATIONAL AND SEMI-PRO PLAYERS.

WWW.CBLSEMIPRO.COM

VIDEO 2:

CBL All-Star Weekend Promo 09

00:06 I mean words can't express where I see 00:09 the thing going you know I'm saying so 00:11 I'm just anxious and I'm just glad to be 00:13 a part of it you know I'm saying so I'm 00:15 doing great you've got a lot of 00:16 adrenaline every watching this game 00:17 tonight a lot of great athletes right up 00:19 and down 00:21 watch listen up michiana summertime fun 00:25 and entertainment is coming to North 00:27 Side gym or July tenth and he'll ever 00:29 come on out to the community basketball 00:31 leagues all-star weekend and see some of 00:33 the area's top players the CPL is the 00:35 hottest summer basketball league in the 00:37 area even form of ischia high school 00:39 players getting in on some of the action 00:41 in the summers basketball battle games 00:43 where you can see former Warsaw worn in 00:45 South Bend Concorde pin and Elkhart00:48players go head-to-head to see if they00:50still got it and if that's not enough we00:52even got michiana sneak boys and girls 00:54 AAU teams the kick things off this will 00:57 be Missy Anna's biggest and hottest 00:58 basketball event of the summer and you 01:00 don't want to miss resale tickets on 01:02 sale now for five dollars but only for a 01:04 limited time so don't wait you can get 01:06 your all star weekend tickets from any 01:08 other CPL players or you can go online 01:10 and get your ticket that CBL.net 01:12 tickets will cost more if the doors 01:14 don't wait get your chance to them.

VIDEO 3:

CBL Player Draft App (Beta)

Demo of CBL Player Draft app showing sample use of technology. No dialogue.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Articles of Incorporation

AZ Corp. Commission

03448190

ARTICLES OF CORPORATION
OF
CBL WORLDWIDE II, INC.

Pursuant to A.R.S. § 10-202
(An Arizona Business Corporation)

The undersigned, for the purpose of forming a corporation under the laws of the

State of Arizona, does hereby adopt the following Articles of Incorporation:

1.   Name. The name of the corporation shall be CBL Worldwide II, Inc.

2.   Initial Business. The initial business of the corporation shall be to provide

general sports services, including any lawful activity reasonably related to or incidental to

sports services.

3.   Place of Business. The known place of business for corporation is 925 W.

Baseline Road, #105-229, Tempe, AZ 85283.

4.   Authorized Capital. The corporation shall have the authority to issue a total of

one million (1,000,000) shares of common stock, par value of ten dollars ($10.00) each,

and four hundred thousand (400,000) shares of preferred stock, par value of fifty dollars

($50.00) each. As to the preferred stock of this corporation, the power to issue any shares

of preferred stock of any class or any series of any class and designation, voting powers,

preferences, and selective participating, optional or other rights, if any, or the

qualifications, limitations, or restrictions thereof, shall be determined by the Board of

Directors.

5.   Distribution. The Board of Directors of this corporation may, from time to time,

distribute on a pro rata basis to its shareholders out the capital surplus of this corporation,

a portion of its assets, in cash or property to the extent permitted by law.

6.   Statutory Agent. The name and address of the statutory agent: Michael A.

Licano, whose address is 6903 E. Parkway Norte, Mesa AZ 85212.

7.   Board of Directors. The initial Board of Directors shall consist of one (1)

director. The name and address of the person who is to serve as director until the first

Annual Meeting of Shareholders or until his successors is elected and qualified is:

Jamar Johnson   925 W. Baseline Rd., #105-229, Tempe AZ 85283

8.   Number of Directors. The number of persons to serve as the Board of Directors

shall be designated by the By-Laws.

9.   Incorporators. The name and address of the incorporator is:

Michael A. Licano   6903 E. Parkway Norte, Mesa AZ 85212

All powers, duties and responsibilities of the Incorporators shall cease as the time of the

filing of these Articles of Incorporation by the Arizona Corporation Commission.

10.   Indemnification of Officers, Directors, Employees and Agents. The corporation

shall indemnify any person who incurs expenses or liabilities by reason of the fact he or

she is or was an officer, director, employee or agent of the corporation or is or was

serving at the request of the corporation as a director, officer, employee or agent of

another corporation, partnership, joint venture, trust or other enterprise. This

indemnification shall be mandatory in all circumstances in which indemnification is

permitted by law.

11.   Limitation of Liability. To the fullest extent permitted by the Arizona Revised

Statures, as the same exists or may hereafter be amended, a director of the corporation

shall not be liable in the corporation or its stockholders for monetary damages for any

action taken or any failure to any action as a director. No repeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect

with respect to any act omission of a director of the corporation occurring prior to such

appeal, amendment or modification.

Executed this ___18th___ day of ___APRIL___, 2011 by:

_____

Michael A. Licano, Incorporator.

The undersigned statutory agent, hereby acknowledge and accepts the appointment as

statutory agent of the CBL Worldwide II, Inc., as executed this ___18th___ day of

___APRIL___, 2011 by:

_____

Michael A. Licano, Statutory Agent

CERTIFICATE OF DISCLOSURE

A.R.S. §10-202(D) (for-profits and financial institutions) or §10-3202(D) (nonprofits)

CBL Worldwide II, Inc.
EXACT CORPORATE NAME

A. Has any person (i) who is currently an officer, director, trustee, incorporator, or (ii) (for-profits and financial institutions only) who controls or holds over 10% of the issued and outstanding common shares or 10% of any other proprietary, beneficial or membership interest in the corporation been:

1. Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven-year period immediately preceding the execution of this Certificate?
2. Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses, or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the execution of this Certificate?
3. Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the execution of this Certificate wherein such injunction, judgment, decree or permanent order:
   (a) Involved the violation of fraud or registration provisions of the securities laws of that jurisdiction; or
   (b) Involved the violation of the consumer fraud laws of that jurisdiction; or
   (c) Involved the violation of the antitrust or restraint of trade laws of that jurisdiction?

Yes_____ No ✓

B. IF YES, the following information MUST be attached:

1. Full name, prior name(s) and aliases, if used.
2. Full birth name.
3. Present home address.
4. Prior addresses (for immediate preceding 7-year period).
5. Date and location of birth.
6. The nature and description of each conviction or judicial action, including the date and location, the court and public agency involved and file or cause number of case.

C. Has any person (i) who is currently an officer, director, trustee, incorporator, or (ii) (for-profits and financial institutions only) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation served in any such capacity or held a twenty per cent interest in any other corporation in any jurisdiction on the bankruptcy or receivership of the other corporation?

Yes_____ No ✓

IF YOUR ANSWER TO THE ABOVE QUESTION IS "YES", YOU MUST ATTACH THE FOLLOWING INFORMATION FOR EACH CORPORATION:

1. Name and address of the other corporation.
2. Full name (including aliases) and address of each person involved.
3. State(s) in which the other corporation:
   (a) was incorporated.
   (b) has transacted business.
4. Dates of corporate operation.
5. Case information for bankruptcy or receivership (date, case number, court).

Under penalties of law, the undersigned incorporator(s)/officer(s)/director(s) declare(s) that I(we) have examined this Certificate, including any attachments, and to the best of my(our) knowledge and belief it is true, correct and complete, and hereby declare as indicated above.
THE SIGNATURE(S) MUST BE DATED WITHIN THIRTY (30) DAYS OF THE DELIVERY DATE.

BY [signature] BY [signature]

PRINT NAME Jamar Johnson PRINT NAME MICHAEL A. LICANO

TITLE President DATE 4/6/11 TITLE INCORPORATOR DATE 4/18/11

ARIZONA CORPORATIONS: ALL INCORPORATORS MUST SIGN THE INITIAL CERTIFICATE OF DISCLOSURE. If within sixty days any person becomes an officer, director, trustee or (for-profits or financial institutions) person controlling or holding over 10% of the issued and outstanding shares or 10% of any other proprietary, beneficial, or membership interest in the corporation and the person was not included in this disclosure, the corporation must file a SUPPLEMENTAL certificate signed by at least one duly authorized officer of the corporation.

FOREIGN CORPORATIONS: MUST BE SIGNED BY AT LEAST ONE DULY AUTHORIZED OFFICER OF THE CORPORATION.

FINANCIAL INSTITUTIONS: MUST BE SIGNED BY TWO (2) DULY AUTHORIZED OFFICERS OR DIRECTORS OF THE CORPORATION.